Exhibit 99.2

Santiago, March 1, 2019.
GG.- 80 / 2019

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Commission of the following Material Event.

As previously disclosed, in December 2016 Helm LLC (“Helm”) initiated an arbitration before the ICC International Court of Arbitration (the “ICC”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú CorpBanca (collectively, “Respondents”).  Helm alleged that Respondents had breached (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated as of July 31, 2013, which governs Itaú CorpBanca’s subsidiary Itaú CorpBanca Colombia, and (ii) the Transaction Agreement, dated January 29, 2014, as amended and restated, which governs the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú CorpBanca of certain shares of Itaú CorpBanca Colombia from Corp Group.

During the course of the proceedings, Helm demanded that Itaú CorpBanca and Corp Group effect the acquisition of its shares of Itaú CorpBanca Colombia at the price agreed with Corp Group in the Transaction Agreement, which (with interest at 9% per year running from January 29, 2014) would have totaled approximately US$850 million.

On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú CorpBanca Colombia, which represent 19.44% of the equity of Itaú CorpBanca Colombia, to Respondents at approximately US$299 million (which includes interest at LIBOR plus 2.7% per year running from April 1, 2016).

Notwithstanding that Itaú CorpBanca is reviewing and analyzing the decision and its next steps, Itaú CorpBanca intends to purchase the shares from Helm.  This price of US$299 million implies a valuation multiple of 1.36 times book value of Itaú Corpbanca Colombia as of December 31,

2018, and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements.

The acquisition, when completed, will result in an estimated impact of 0.82% on Itaú CorpBanca’s Common Equity Tier 1 capital, on a fully loaded basis, under the Basel III standards (using exchange rates as of February 28, 2019).

The purchase of shares of Itaú CorpBanca Colombia by Itaú CorpBanca will be subject to regulatory approvals in Colombia, Chile and Brazil.

Sincerely,

Manuel Olivares Rossetti

Chief Executive Officer

Itaú Corpbanca